Exhibit 99.1

MANITOBA

Fiscal and Economic

Update

2018/19 First Quarter

Honourable Scott Fielding

Minister of Finance

PROVINCE OF MANITOBA	2018/19 FIRST QUARTER

SUMMARY

Budget 2018 provided the financial overview of the Government Reporting Entity (GRE) which includes core government and government business enterprises (such as Manitoba Hydro and Manitoba Public Insurance), and other reporting entities such as health authorities, social service authorities and school divisions.

Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP). The financial information in this report is presented in the same format as the budget.

The 2018/19 First Quarter Fiscal and Economic Update provides forecasts to fiscal year end as at June 30, 2018. Consistent with the advice of the Office of the Auditor General, the format for the 2018/19 First Quarter report has been significantly revised, compared to prior years, to improve the accuracy, quality, timeliness and relevance of the financial information presented.

Specifically, the update reflects the continued shift towards reporting Summary results by expanding the presentation of Summary financial information to the departmental level (consistent with the Budget and Public Accounts reporting), with a renewed focus on presentation of full-year forecasts of Summary revenues and expenditures as at the end of the fiscal quarter.

The summary forecast for fiscal year 2018/19 is a net loss of $(521) million, as included in Budget 2018. However, we are foreseeing a variance of $(60) million in reduced revenue, primarily related to the delay in the implementation of the Climate and Green Plan, offset by an increase of $60 million of in-year adjustment / lapse, as we manage the loss of expected revenues from within the summary Government Reporting Entity.

2018/19 Summary
Millions of Dollars

	Forecast As of 1st Quarter	2018/19 Budget	Change
REVENUE
Income Taxes	4,041	4,041	-
Other Taxes	4,737	4,800	(63)
Fees and Other Revenue	2,333	2,333	-
Federal Transfers	4,499	4,496	3
Net Income of Government Business Enterprises	842	842	-
Sinking Funds and Other Earnings	275	275	-
TOTAL REVENUE	16,727	16,787	(60)
EXPENDITURE
Health	6,751	6,751	-
Education	4,453	4,453	-
Families	2,144	2,144	-
Community, Economic and Resource Development	1,441	1,441	-
Justice and Other Expenditures	1,600	1,600	-
Debt Servicing	1,034	1,034	-
TOTAL EXPENDITURE	17,423	17,423	-

In-Year Adjustments/Lapse	(175)	(115)	(60)

NET INCOME (LOSS)	(521)	(521)	-

  Note:

  In-Year Adjustments/Lapse could be an increase in revenue and/or decrease in expenditures.

PROVINCE OF MANITOBA	2018/19 FIRST QUARTER

SUMMARY REVENUE

Summary revenue is forecasted at $16.7 billion for fiscal 2018/19. This includes taxation revenue, own source revenue, net income of government reporting entities and federal transfers.

The delay in the implementation of the Climate and Green Plan has resulted in a $(63) million reduction in taxation revenue, partially offset by $3 million of new federal revenue related to asylum-seeker costs.

2018/19 Summary Revenue
Millions of Dollars

Source of Revenue	Forecast As of 1st Quarter	2018/19 Budget	Change
Income Taxes
Individual Income Tax	3,475	3,475	-
Corporation Income Tax	566	566	-
Subtotal: Income Taxes	4,041	4,041	-
Other Taxes
Carbon Tax	80	143	(63)
Corporations Taxes	319	319	-
Fuel Taxes	345	345	-
Land Transfer Tax	89	89	-
Levy for Health and Education	352	352	-
Retail Sales Tax	2,463	2,463	-
Tobacco Tax	231	231	-
Other Taxes	10	10	-
Education Property Taxes	848	848	-
Subtotal: Other Taxes	4,737	4,800	(63)

Fees and Other Revenue
Fines and Costs and Other Legal	57	57	-
Minerals and Petroleum	13	13	-
Automobile and Motor Carrier Licences and Fees	155	155	-
Parks: Forestry and Other Conservation	35	35	-
Water Power Rentals	111	111	-
Service Fees and Other Miscellaneous Charges	1,623	1,623	-
Tuition Fees	339	339	-
Subtotal: Fees and Other Revenue	2,333	2,333	-

Federal Transfers
Equalization	2,037	2,037	-
Canada Health Transfer (CHT)	1,441	1,441	-
Canada Social Transfer (CST)	518	518	-
Shared Cost and Other Transfers	503	500	3
Subtotal: Federal Transfers	4,499	4,496	3

Net Income of Government Business Enterprises	842	842	-

Sinking Funds and Other Earnings	275	275	-

Total Revenue	16,727	16,787	(60)

PROVINCE OF MANITOBA	2018/19 FIRST QUARTER

SUMMARY EXPENDITURES

Summary expenditures is forecasted at $17.4 billion for fiscal 2018/19. This includes expenditures from core government departments and over 180 other reporting entities including regional health authorities, school divisions, post secondary institutions, child and family services agencies, crown corporations, etc.

2018/19 Summary Expenditures
Millions of Dollars

Sector/Department	Forecast As of 1st Quarter	2018/19 Budget	Change
Health
Health, Seniors and Active Living	6,751	6,751	-
Education
Education and Training	4,453	4,453	-
Families
Families	2,144	2,144	-
Community, Economic and Resource Development
Agriculture	370	370	-
Growth, Enterprise and Trade	107	107	-
Indigenous and Northern Relations	34	34	-
Infrastructure	402	402	-
Municipal Relations	366	366	-
Sustainable Development	162	162	-
Total Community, Economic and Resource Development	1,441	1,441	-
Justice and Other Expenditures
Legislative Assembly	49	49	-
Executive Council	4	4	-
Civil Service Commission	21	21	-
Employee Pensions and Other Costs	81	81	-
Finance	351	351	-
Justice	671	671	-
Sport, Culture and Heritage	87	87	-
Enabling Appropriations	284	284	-
Other Appropriations	52	52	-
Total Justice and Other Expenditures	1,600	1,600	-

Debt Servicing Costs	1,034	1,034	-

Total Expenditure Estimate	17,423	17,423	-

PROVINCE OF MANITOBA	2018/19 FIRST QUARTER

STRATEGIC INFRASTRUCTURE

Manitoba’s government is committed to spending at least $1 billion on strategic infrastructure in 2018/19 - roads and bridges, flood protection, hospitals, schools, universities and colleges, as well as municipal projects and other infrastructure. The level of investment in 2018/19 is forecasted at over $1.5 billion.

Forecasted 2018/19 Strategic Infrastructure spending reflects an increase from last year’s actual spending that was temporarily impacted by some delays while government developed tools to effectively manage the strategic capital program on a sustainable basis into the future.

2018/19 Strategic Infrastructure
Millions of Dollars

	Forecast As of 1st Quarter	2018/19 Budget	Change
Roads, Highways, Bridges and Flood Protection
Highways Infrastructure and Airport Runway Capital	355	355	-
Maintenance and Preservation - Highways	136	136	-
Water Related Infrastructure	104	104	-
Transportation Equipment and Aircraft	17	17	-
Maintenance and Preservation - Water	12	12	-
Subtotal	624	624	-
Health, Education and Housing
Health	319	319	-
Education	168	168	-
Housing	90	90	-
Subtotal	577	577	-
Other Provincial Infrastructure

Municipal and Local Infrastructure	178	178	-
Public Service Buildings, Equipment and Technology	171	171	-
Parks, Cottage and Camping	12	12	-
Subtotal	361	361	-

Total Strategic Infrastructure	1,562	1,562	-

PROVINCE OF MANITOBA	2018/19 FIRST QUARTER

SUMMARY NET DEBT

The net debt to GDP ratio is currently forecasted at 34.9%. Net debt is an important indicator of a government’s financial position, as this highlights the affordability of future government services.

Summary net debt represents the difference between the Government Reporting Entity’s total liabilities less financial assets; it reflects residual liability that must be financed by future revenues.

Net debt may grow in absolute terms from time-to-time, as needed investments are made. These investments underpin and support Manitoba’s economic performance. It is important to measure changes in net debt against the growth of the economy as measured by the nominal GDP.

Summary Net Debt
Millions of Dollars

	Forecast As of 1st Quarter	2018/19 Budget		Change

2017/18 Summary Net Debt	24,365	24,553	*	(188)

Net Investment in Tangible Capital Assets	571	571		-

Plus: Projected (Income) Loss for the Year	521	521		-

Projected Change in Net Debt	1,092	1,092		-

Summary Net Debt	25,457	25,645		(188)

          * Restated to reflect the removal of Workers Compensation Board equity from the Government Reporting Entity.

PROVINCE OF MANITOBA	2018/19 FIRST QUARTER

ECONOMIC REVIEW AND OUTLOOK

Overview

Economic performance in Canada and Manitoba was slower than anticipated in the first half of 2018. Growth expectations for the second half of the year were revised down as uncertainties surrounding repercussions from new tariffs imposed on trade between the U.S. and Canada and the future of the NAFTA agreement loom.

In Manitoba, completion of some large building projects is lowering capital spending below last year’s record. Hot and dry weather conditions reduced the quantity of the 2018 crop harvest. Significant investments in manufacturing is helping to offset some of the slowdown and will contribute to expand the province’s future productive capacity. Manufacturing sales are accelerating and international exports are growing at their fastest pace since 2011.

Compared to Budget 2018, Manitoba’s economic outlook has been marginally lowered for 2018 and unchanged for 2019. Real GDP is forecast to increase by 1.8% in 2018, compared to 2.0% at Budget. A similar pace of 1.7% is anticipated in 2019.

The unease about announced and anticipated U.S. tariffs is currently undermining confidence in global trade. The International Monetary Fund (IMF) has cautioned that any escalation in trade restraints and retaliatory action could derail the ongoing recovery.

In addition, higher commodity prices, stronger U.S. currency and rising U.S. interest rates could further tighten borrowing conditions and curtail investments around the world.

Despite the caution, in their July outlook, the IMF did not revise their January outlook for the global economy. They noted that risks going forward are shifting further to the downside.

Bolstered by large tax cuts, generous bonuses paid to many employees across the country, and declining unemployment, the U.S. is currently leading growth among advanced economies. U.S. real GDP growth is expected to reach 2.9% in 2018 and 2.7% in 2019, the highest among the G7 in both years.

Growth in Canada is moderating. Tighter federal housing regulations, rising interest rates and high debt levels have slowed housing investment and consumer spending. Export growth is slower than last year.

Incorporating new developments, Canadian real GDP growth forecast for 2018 was lowered to 2.1% from 2.3% at Budget. Real growth in 2019 is expected to slow to 1.9%.

Manitoba Economic Performance

As demand conditions return to a more sustainable pace, following a strong recovery from low commodity prices, economic activity is slowing in 2018. However, the balance from a broad diversity of Manitoba’s medium-sized industries is tempering the transition.

Annual and quarterly provincial economic statistics in the following section are on a calendar year basis. These statistics are often revised, so the assessment of trends can change over time.

Consumer prices have risen in 2018 as commodity prices recover from recent lows. Manitoba prices are increasing on average by 2.6% in 2018, compared to 1.6% in 2017. This is above Canada at 2.3%. Rising costs for transportation, alcohol and tobacco, and shelter are lifting overall prices in Manitoba.

PROVINCE OF MANITOBA	2018/19 FIRST QUARTER

Costs for household operations and furnishings have declined in the first half of the year, compared to the same period last year.

Total employment level has recovered in 2018 after slowing in the second half of 2017. In the first eight months of the year, employment increased by 0.5%. The labour force has increased at a faster pace, growing by 1.2%. As a result, the unemployment rate is expected to average 5.8% in 2018.

Average weekly earnings are increasing at about the same rate as last year. Earnings increased by 2.6% in the first half of 2018, compared to 2.5% in 2017. Similarly, compensation of employees, the largest component of the personal income tax base, increased by 3.5% in the first half of 2018 compared to 3.7% in 2017.

After a large upward revision to Manitoba’s retail data in 2017, sales are flat in 2018. In the first half of 2018, total sales were down 0.2% compared to a 7.8% increase in 2017. Sales were sharply lower at motor vehicle and parts dealers, sporting goods, hobby, book, and music stores, and at health and personal care stores. Offsetting the decline, sales were up at electronics and appliance stores and gasoline stations.

Manufacturing sales are currently increasing at a record pace. Last year, sales increased by a record $1.2 billion on an annual basis. In the first half of 2018, annual sales were up by $1.5 billion.

Sales are up in most manufacturing sub-industries, and were led by chemical products, fabricated metals, processed food products, machinery equipment, and transportation equipment. Printed products and primary metal sales are down on a year-to-date basis in 2018.

Associated with manufacturing sales, Manitoba’s international merchandise exports increased by 12.2% in the first half of 2018. Supported by a large increase in sales of pharmaceutical products and a rebound in oil sales, exports are up by 23% to the U.S.

A sharp decline in sales of soya beans to China has reduced overall exports to non-U.S. markets by 7.9% in the first seven months of the year.

As several major building projects near completion, total capital spending on non-residential properties is declining from 2017 record levels. However, investment on industrial properties continues to accelerate as new and expanded capacity is being added in the manufacturing sector.

Larger industrial building projects include investment at Hylife (modernizing and expanding its integrated pork production and processing system), Simplot (more than doubling its processing capacity for frozen french fries), and Roquette (constructing the world’s largest pea-protein processing facility).

According to Statistics Canada, capital spending in manufacturing is expected to reach a record $728 million.

In 2017, housing in Manitoba surged ahead of new regulations (stress test for all mortgage applicants, limiting capital gain exemption on personal property sale to one per year and the Impact Fee on new residential dwellings in the City of Winnipeg). As a result, total housing starts surpassed 7,500 units, the highest since 1987.

As was expected, Manitoba’s housing market is returning to a sustainable pace in 2018. In the first half of 2018, total starts are down 28%. Total sales in the resale market are down less than 7% on a year-to-date basis.

Weather conditions were less than ideal for crops in 2018. Dry and extremely warm weather lowered production from a record 2017 season. Warmer temperatures also advanced the harvest in some regions.

Preliminary estimates show a smaller harvest for most crops. However, the volumes are still relatively high from a historical perspective.

Lower production was estimated for wheat, canola, soybeans, flaxseed and oats. Corn

PROVINCE OF MANITOBA	2018/19 FIRST QUARTER

production reached a new record while barley production increased by almost 9%.

The trends in agriculture commodity prices are mixed, with crop prices generally improving due to lower global production and hog prices falling as demand is somewhat reduced by retaliatory tariffs by China on U.S. exports.

In Manitoba farm cash receipts are down 2.3%, in the first quarter of 2018. Crop receipts declined 0.6%, with increases in soybeans 16.3%, corn 12.9% and barley 3.0% and declines in canola 3.6%, oats 8.7% and wheat 7.5%. Livestock receipts were down 2.9% with calves up 4.5%, hogs down 7.8% and cattle down 0.3%.

Low prices and weak demand conditions are affecting metal mining in Manitoba. In the first six months of 2018, the volume of copper, zinc, and nickel have declined by 2.2%, 10.0% and 29.0%, respectively, compared to the same period last year. Gold and silver production increased by 19.4% and 39.6% respectively.

Manitoba Outlook at a Glance
(per cent change unless noted)

	2017	2018f	2019f
Gross Domestic Product
Real	2.5	1.8	1.7
Nominal	4.5	3.7	3.7
Employment	1.7	0.6	0.8
Unemployment Rate	6.1	5.8	5.7
Consumer Price Index	1.6	2.5	2.0
Population	1.5	1.2	1.4

f – Forecast
Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic
Forecasts (2018f – 2019f)

PROVINCE OF MANITOBA	2018/19 FIRST QUARTER

Appendix I

2018/19 CORE GOVERNMENT EXPENDITURE BY SECTOR/DEPARTMENT
Thousands of Dollars

UNAUDITED	Forecast as of 1st Quarter	2018/19 Budget
Health
Health, Seniors and Active Living	6,160,360	6,160,360
Education
Education and Training	2,796,497	2,796,497
Families
Families	2,065,809	2,065,809
Community, Economic and Resource Development
Agriculture	187,049	187,049
Growth, Enterprise and Trade	78,909	78,909
Indigenous and Northern Relations	31,276	31,276
Infrastructure	643,681	643,681
Municipal Relations	359,357	359,357
Sustainable Development	164,333	164,333
Total Community, Economic and Resource Development	1,464,605	1,464,605
Justice and Other Expenditures
Legislative Assembly	49,955	49,955
Executive Council	3,751	3,751
Civil Service Commission	21,702	21,702
Employee Pensions and Other Costs	21,913	21,913
Finance	267,265	267,265
Justice	655,577	655,577
Sport Culture and Heritage	86,595	86,595
Enabling Appropriations	283,501	283,501
Other Appropriations	52,300	52,300
Total Justice and Other Expenditures	1,442,559	1,442,559
Debt Servicing	240,000	240,000
Total Expenditure	14,169,830	14,169,830

PROVINCE OF MANITOBA	2018/19 FIRST QUARTER

Appendix II

2018/19 CORE GOVERNMENT CAPITAL INVESTMENT BY DEPARTMENT
Thousands of Dollars

UNAUDITED	Forecast as of 1st Quarter	2018/19 Budget

Agriculture	1,878	1,878
Families	3,179	3,179
Finance	63,000	63,000
Health, Seniors and Active Living	2,667	2,667
Infrastructure	475,787	475,787
Justice	3,090	3,090
Sport, Culture and Heritage	100	100
Sustainable Development	14,465	14,465
Internal Service Adjustments	95,210	95,210

Total Capital Investment	659,376	659,376